Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Nine Months Ended		Fiscal Year
	August 31, 2008	August 31, 2007(1)	August 31, 2008	August 31, 2007(1)	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges

Earnings:
Income before income taxes (2)	$1,948	$2,265	$5,608	$9,245	$3,441	$9,103	$6,316	$5,517	$5,070
Add: Fixed charges, net	8,705	13,324	31,693	42,298	57,519	41,069	23,757	14,133	11,976

Income before income taxes and fixed charges, net	$10,653	$15,589	$37,301	$51,543	$60,960	$50,172	$30,073	$19,650	$17,046

Fixed Charges:
Total interest expense	$8,650	$13,272	$31,525	$42,141	$57,302	$40,897	$23,552	$13,977	$11,826
Interest factor in rents	54	51	167	157	217	172	205	156	150
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	45	154

Total fixed charges	$8,704	$13,323	$31,692	$42,298	$57,519	$41,069	$23,757	$14,178	$12,130

Ratio of earnings to fixed charges	1.2	1.2	1.2	1.2	1.1	1.2	1.3	1.4	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income before income taxes (2)	$1,948	$2,265	$5,608	$9,245	$3,441	$9,103	$6,316	$5,517	$5,070
Add: Fixed charges, net	8,705	13,324	31,693	42,298	57,519	41,069	23,757	14,133	11,976

Income before income taxes and fixed charges, net	$10,653	$15,589	$37,301	$51,543	$60,960	$50,172	$30,073	$19,650	$17,046

Fixed Charges:
Total interest expense	$8,650	$13,272	$31,525	$42,141	$57,302	$40,897	$23,552	$13,977	$11,826
Interest factor in rents	54	51	167	157	217	172	205	156	150
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	—	—	45	154
Preferred stock dividends	15	26	59	75	90	27	—	—	—

Total fixed charges and preferred stock dividends	$8,719	$13,349	$31,751	$42,373	$57,609	$41,096	$23,757	$14,178	$12,130

Ratio of earnings to fixed charges and preferred stock dividends	1.2	1.2	1.2	1.2	1.1	1.2	1.3	1.4	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.
(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations, cumulative effect of accounting change (net) and income (loss) from investments accounted for under the equity method of accounting.

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.